June 26, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	LogMeIn, Inc. Registration Statement on Form S-1 (File No. 333-148620)
Ladies and Gentlemen:
     As Representatives of the several underwriters of the Company’s proposed public offering of up to 7,666,667 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) on June 30, 2009, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June16, 2009, through the date hereof:
     Preliminary Prospectus dated June 16, 2009:
     7,623 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply, and each Underwriter and dealer has advised the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.
Very truly yours,
J.P. MORGAN SECURITIES INC.
BARCLAYS CAPITAL INC.
As Representatives of the several Underwriters
By: BARCLAYS CAPITAL INC.
By: /s/ Victoria Hale
           Victoria Hale
           Vice President